16003953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2016
Washington DC 409

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Superior Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N168 W21931 Main Street
(No. and Street)

Jackson	WI	53037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William R Haese (262) 677-9036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Winter, Kloman, Moter & Repp, S.C.
(Name – *if individual, state last, first, middle name*)

1040 Oconomowoc Parkway	Oconomowoc	WI	53066-4621
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William R. Haese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Superior Financial Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William R. Haese
Signature

President
Title

Judith Held
Notary Public Comm. Expires 8-21-2016

JUDITH HELD NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPERIOR FINANCIAL SERVICES, INC.

ANNUAL AUDIT REPORT

December 31, 2015 and 2014

SUPERIOR FINANCIAL SERVICES, INC.

YEARS ENDED DECEMBER 31, 2015 & 2014

TABLE OF CONTENTS

Winter, Kloman, Moter & Repp, S.C.

CPAs SUPPORTING YOUR SUCCESS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Superior Financial Services, Inc.
Jackson, Wisconsin

We have audited the accompanying statement of financial position of Superior Financial Services, Inc. as of December 31, 2015 and the related statements of operations and retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of Superior Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Other General and Administrative Expenses, Statement of Changes in Stockholder Equity, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Computation of Net Capital, Computation of Excess Net Capital Requirement, Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital and Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement and Computation of Aggregate Indebtedness Under SEC Rule 15c3-1, have been subjected to audit procedures performed in conjunction with the audit of Superior Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Superior Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the above mentioned supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

235 N. Executive Drive, Suite 160
Brookfield, WI 53005-6064
P: 262-797-9050 F: 262-797-8251

1040 Oconomowoc Parkway
Oconomowoc, WI 53066-4621
P: 262-567-6540 F: 262-567-7285

138 Hospital Drive, Suite 100
Watertown, WI 53098-3327
P: 920-261-6767 F: 920-261-1358

www.wkmr.com

The financial statements of Superior Financial Services, Inc. as of December 31, 2014 were audited by other auditors whose report dated February 11, 2015, expressed an unmodified opinion on those statements.

Winter, Kloman, Moter & Repp, S.C.
Oconomowoc, Wisconsin
February 26, 2016

SUPERIOR FINANCIAL SERVICES. INC.

Statement of Financial Position

As of December 31, 2015 and December 31, 2014

	*December 31, 2015			*December 31, 2014		
Assets	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash - note 3	$41,991		$41,991	$69,911		$69,911
Commission and related Receivables - note 4	39,191		39,191	39,323		39,323
Securities at market	-		-	-		-
Other assets		135	135		1,526	1,526
Total Current Assets	81,182	135	81,317	109,234	1,526	110,760
Other Assets:						
Security Deposit with Clearing Firm	35,000		35,000	35,000		35,000
TOTAL ASSETS	$ 116,182	$ 135	$ 116,317	$ 144,234	$ 1,526	$ 145,760

Liabilities and Stockholders Equity

	December 31, 2015	December 31, 2014
Current Liabilities:		
Accounts Payable	$3,027	$2,952
Loans From Shareholder	$0	$0
Commission payable -note 5	$35,480	$71,114
TOTAL LIABILITIES	$ 38,507	$74,066
Stockholders Equity:		
Common stock-no par value, 9000 shares authorized; 200 shares issued and outstanding	$10,000	$10,000
Additional paid in capital	$65,266	$65,266
Unrealized capital gain(loss)	$0	$0
Retained earnings (deficit)	$2,544	($3,572)
TOTAL STOCKHOLDERS EQUITY	$77,810	$71,694
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 116,317	$145,760

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Years Ended December 31, 2015 and December 31, 2014

	For the Years Ended December 31	
	2015	2014
Revenue:		
Secuities Commissions - Listed stock	$0	$0
OTC Stock	$255,862	$289,647
Mutual funds	$105,550	$76,332
Mutual fund trails	$245,045	$223,003
Municipal 529 Plans	$11,390	$9,011
Bonds, UITs	$39,383	$22,260
Options	$12,405	$11,708
Total securities commissions	$669,635	$631,961
Insurance Commissions	$56,360	$36,730
Variable Products	$92,959	$173,459
CD Commission	$308	$927
Advisory Income	$36,616	$44,865
TOTAL REVENUES	$855,878	$887,942
Expenses:		
Salaries and payroll taxes	$99,722	$89,318
Commissions paid	$707,457	$748,136
Professional fees	$0	$4,404
Rental Expense	$24,075	$24,100
Network Services	$1,140	$1,170
Regulatory fees	$4,599	($649)
Other general and administrative expenses	$12,909	$12,331
TOTAL EXPENSES	$849,902	$878,810
Operating Income (Loss)	$5,976	$9,131
Other Income (Expense)		
Interest and dividend income	$140	$110
Realized asset depreciation (appreciation)	$0	$0
Bad debts	$0	$0
TOTAL OTHER INCOME (EXPENSE)	$140	$110
Net Income (Loss) for the Year	$6,116	$9,241
Retained Earnings (Deficit) - Beginning of Year	($3,572)	($12,813)
Equity Distributions	$0	$0
Retained Earnings (Deficit) - End of Year	$2,544	($3,572)

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC

Statement of Cash Flows

For The Years Ended December 31, 2015 and December 31, 2014

	For the Year Ended December 31	
	2015	2014
Cash flow from Operating Activities		
Net Income (Loss)	$6,116	$9,241
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	$0	$0
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	$131	$10,735
Investment in common stock - trading at cost	$0	$0
Other Assets	$1,392	$269
Accounts Payable	$75	($67)
Increase (decrease) in		
Commission payable - note 5	($35,635)	$21,639
Net cash provided for (used for) operating activities	($27,920)	$41,817
Cash Flow from Financing Activities		
Increase in security deposits	$0	$0
Unrealized capital gain (loss)	$0	$0
Withdrawal of Capital	$0	$0
Net Cash provided for (used for) financing activities	$0	$0
Net increase (decrease) in cash		$41,818
Cash at beginning of year	$69,911	$28,093
Cash at end of year - note 3	$41,991	$69,911

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND DECEMBER 31, 2014

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from thes estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes

Income taxes are not provided for as the company has elected subchapter "S" status. Any tax liability is passed to the shareholders of the company on a prorated basis of ownership.

Advertising

Advertising costs are charged to operations when incurred.

Subsequent Events

Management evaluated subsequent events through February 26, 2016, the date the financial statements were available to be issued. There are no subsequent events that required recognition or disclosure.

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND DECEMBER 31, 2014

Note 2 - Corporate History

Superior Financial Services, Inc. was incorporated in 2000 and is registered as a licensed broker to deal in securities.

Note 3 - Cash3

The following is a summary of cash as of December 31, 2015 and December 31, 2014

	December 31, 2015			December 31, 2014
	Allowable	Non-Allowable	Total	Total
Checking	$99	$0	$99	$26,022
Money market	$41,892	$0	$41,892	$43,909
Risk Trading account	$0	$0	$0	$0
Total	$41,991	$0	$41,991	$69,911

Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2015 and December 31, 2014

December 31, 2015			December 31, 2014
Allowable	Non-Allowable	Total	Total
$39,191	$0	$39,191	$39,232

Note 5- Related Party Transactions: Due from (to) Associated Company

Superior Financial Services, Inc. leases office space on an informal month-to-month basis from an associated company (Haese Financial Group, Inc.)

For the years ended December 31, 2015 and December 31, 2014, rent expense of $24,075 and $24,100 per year was ncurred, respectively. There were no rents payable as of December 31, 2015 and December 31, 2014

Haese Financial Group, Inc. is a registered investment advisory firm which provides services to concurrent representatives and pays fees to this company in its role as a common paymaster.

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND DECEMBER 31, 2014

Note 6 - Income Taxes

Superior Financial Services, Inc. has elected Subchapter "S" status, and as such does not incur a tax liability. The owners of the company incur and pay the liability on their personal returns. The Federal income tax returns for Superior Financial Services, Inc. for 2015, 2014 and 2013 are subject to examination by the IRS, generally for three years after the returns are filed. The Wisconsin income tax returns for Superior Financial Services, Inc. for 2015, 2014, 2013 and 2012 are subject to examination by the Department, generally for four years after the returns are filed.

Note 7 - Net Capital

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c301 of Securities and Exchange Commission Rules) are $5000, for broker who do not receive securities, and who do not generally carry customers' accounts. Superior Financial services, Inc. has complied with the net capital requirements for the years ended December 31, 2015 and December 31, 2014.

Because Superior Financial Services, Inc. cleared all customers transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 8 - Stockholders' Equity

For the years ended December 31, 2015 and December 2014, there were 9,000 shares authorized of no par value common stock. For the years ended December 31, 2015 and 2014, there were 200 shares issued and outstanding respectively.

Note 9 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2015 and 2014, the company did not exceed the insured limit.

Note 10 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2015.

SUPERIOR FINANCIAL SERVICES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2015 and December 31, 2014

	For the years ended December 31	
	2015	2014
Other General and Administrative Expenses		
Accounting	$6,834	$6,705
Advertising	$0	$0
Dues and Subscriptions	$30	$625
Bank fees	$600	$623
Equipment Rental	$0	$0
Insurance	$772	$744
Interest Expense	$0	$0
RBC Charges	$1,447	$965
Licenses & Permits	$660	$221
Office supplies	$0	$0
Travel & entertainment	$0	$0
Postage	$0	$0
Taxes	$16	$26
Repairs, maintainance	$0	$0
Telephone	$2,550	$2,422
Total Expenses	$12,909	$12,331

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder Equity
For the Years Ended December 31, 2015 and December 31, 2015

	For the years ended December 31	
	2015	2014
Balance at beginning of year	$71,694	$62,452
Add: Net income (loss)	$6,116	$9,241
Unrealized capital gain (loss)	$0	$0
Changes in Capital	$0	$0
Balance at end of year	$77,810	$71,693

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
As of December 31, 2015 and December 31, 2014

	As of December 31	
	2015	2014
Balance at beginning of year	$0	$0
Increses		
Decreases		
Balance at end of year	$0	$0

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Computation of Net Capital
As of December 31, 2015 and December 31, 2014

	As of December 31	
	2015	2014
Total stockholders' equity per financial statement	$77,810	$71,694
Deduct: Haircuts	$0	$0
Deduct: Total nonallowable assets per statement of financial position	($135)	($1,527)
Net Capital	$77,675	$70,168

Computation of Excess Net Capital Requirement
As of December 31, 2015 and December 31, 2014

	As of December 31	
	2015	2014
Net Capital	$77,676	$70,168
Deduct: Minimum dollar net capital requirement - note 7	($5,000)	($5,000)
Excess Net Capital	$72,676	$65,168

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital As of December 31, 2015 and December 31, 2014

	As of December 31	
	2015	2014
Unaudited net capital per focus report	$77,676	$70,168
Adjustments to asset accounts-increase (decrease) Cash	$0	$0
Adjustments to liability accounts- decrease (increase)	$0	$0
Audited net capital	$77,676	$70,168

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement As of December 31, 2015 and December 31, 2014

	As of December 31	
	2015	2014
Unaudited Excess Net Capital	$72,676	$65,168
Adjustments to asset accounts-increase (decrease) Cash	$0	$0
Adjustments to liability accounts- decrease (increase)	$0	$0
Audited Excess Net Capital	$72,676	$65,168

Aggregate Indebtedness

	As of December 31	
	2015	2014
Items included in statement of finanacial position		
Accounts Payable, accured expenses, and other liabilites	$38,507	$74,066
Aggregate Indebtedness	$38,507	$74,066

The accompanying notes are part of these financial statements

Winter, Kloman, Moter & Repp, S.C.
CPAs SUPPORTING YOUR SUCCESS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Superior Financial Services, Inc.
Jackson, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which Superior Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3-(k) under which Superior Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Superior Financial Services, Inc. stated that Superior Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Superior Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Superior Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Winter, Kloman, Moter & Repp, S.C.
Oconomowoc, Wisconsin

February 26, 2016

235 N. Executive Drive, Suite 160
Brookfield, WI 53005-6064
P: 262-797-9050 F: 262-797-8251

1040 Oconomowoc Parkway
Oconomowoc, WI 53066-4621
P: 262-567-6540 F: 262-567-7285

138 Hospital Drive, Suite 100
Watertown, WI 53098-3327
P: 920-261-6767 F: 920-261-1358

www.wkmr.com

Superior Financial Services, Inc.

February 26, 2016

To Whom it may Concern:

The Below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

1) Superior Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.

2) Superior Financial Services, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2015.

3) Superior Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

    a. The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

4) Superior Financial Services, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

5) Superior Financial Services, Inc. has not recorded an exceptions to the exemption for the fiscal year ended December 31 2015.

The Above Statement is true and correct to the best of my and my Firm's knowledge.

Signature: William A. Hueser

Title: President

Winter, Kloman, Moter & Repp, S.C.
CPAs SUPPORTING YOUR SUCCESS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholder of Superior Financial Services, Inc.
Jackson, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Superior Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Superior Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Superior Financial Services, Inc.'s management is responsible for Superior Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

235 N. Executive Drive, Suite 160
Brookfield, WI 53005-6064
P: 262-797-9050 F: 262-797-8251

1040 Oconomowoc Parkway
Oconomowoc, WI 53066-4621
P: 262-567-6540 F: 262-567-7285

138 Hospital Drive, Suite 100
Watertown, WI 53098-3327
P: 920-261-6767 F: 920-261-1358

www.wkmr.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Winter, Kloman, Moter & Repp, S.C.
Oconomowoc, Wisconsin
February 26, 2016

Winter, Kloman, Moter & Repp, S.C.

CPAs SUPPORTING YOUR SUCCESS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Superior Financial Services, Inc.
Jackson, Wisconsin

In connection with our examination of the financial statements of Superior Financial Services, Inc. for the year ended December 31, 2015, we made a thorough study of your accounting procedures and the system of internal controls. In addition, we observed you company's organization, policies, and operating methods.

As a result of this examination, we have no comments or suggestions to make on these elements of your company for consideration by management. This is based on primarily on the work done during our audit engagement, and we do not wish to imply that they cover every possible weakness.

If you or other members of your management team have any questions concerning this letter, we would welcome the opportunity to discuss it with you.

Winter, Kloman, Moter & Repp, S.C.
Oconomowoc, Wisconsin

February 26, 2016

235 N. Executive Drive, Suite 160
Brookfield, WI 53005-6064
P: 262-797-9050 F: 262-797-8251

1040 Oconomowoc Parkway
Oconomowoc, WI 53066-4621
P: 262-567-6540 F: 262-567-7285

138 Hospital Drive, Suite 100
Watertown, WI 53098-3327
P: 920-261-6767 F: 920-261-1358

www.wkmr.com